===============================================================================
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires:    January 31, 2005 /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/
+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*
--------------------------------------------------------------------------------
        Novak                      Richard                             L.
--------------------------------------------------------------------------------
          c/o Laboratory Corporation of America
          420 South Spring Street
--------------------------------------------------------------------------------
     Burlington                  North Carolina                      27215
2.  Issuer Name and Ticker or Trading Symbol  Laboratory Corporation of America
                                             -----------------------------------
                                              Holdings ("LH")
                                             -----------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------
4.  Statement for Month/Year February 2002
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ___ Director    [X] Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)
                            Executive Vice President
    ----------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    ___ Form filed by More than One Reporting Person
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)       02/08/02    M             3,067           A     $53.40625                              D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)       02/11/02    M            10,000           A     $20.625                                D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)       02/08/02    S             2,467           D     $85.12                                 D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)       02/08/02    S               600           D     $85.05                                 D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)       02/11/02    S             5,000           D     $87.50                                 D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)       02/11/02    S             5,000           D     $87.10           177,144               D
------------------------------------------------------------------------------------------------------------------------------------

-----------
(1) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (1)(5)          $53.40625          02/08/02           M                                     3,067
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (3)(5)          $20.625            02/11/02           M                                    10,000
-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                (2)    08/17/10  Common Stock   3,067                       26,133              D
------------------------------------------------------------------------------------------------------------------------------------
                                (4)    02/09/10  Common Stock  10,000                       10,000              D
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Common stock purchase option granted under Laboratory Corporation of America Holdings 2000 Stock Incentive Plan.
(2) Total option to purchase 39,200 shares vests in three equal installments on August 17, 2001, August 17, 2002, and August 17, 2003.
(3) Common stock purchase option granted under the Amended and Restated 1999 Stock Incentive Plan.
(4) Total option to purchase 30,000 shares vests in three equal installments on February 9, 2001, February 9, 2002, and February 9, 2003.
(5) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.


          /s/ Bradford T. Smith              March 11, 2002
          -------------------------------  -----------------
          **Signature of Reporting Person        Date
          Bradford T. Smith, Attorney-In-
          Fact for Richard L. Novak

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).
       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.